SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2004, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ---------------


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku, Kobe, Hyogo 658-0032, Japan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

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EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits
      as of June 30, 2004 and 2003                                            2

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended June 30, 2004, 2003, and 2002                       3

    Notes to Financial Statements for the Years
      Ended June 30, 2004, 2003, and 2002                                     4

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of
    the Employee Stock Purchase Plan (Japan):

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended June 30, 2004, 2003, and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003 and the changes in net assets available for benefits for the years ended June 30, 2004, 2003, and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience.



/S/ C.L. MANABAT & CO.
-------------------------
C.L. MANABAT & CO.
Makati City, Philippines
September 10, 2004


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


EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
------------------------------------------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2004 and 2003



                                                                Japanese Yen (Y)                   U.S. Dollars
                                                  ------------------------------------------    ------------------
                                                            2004                   2003                 2004
ASSETS, At fair value:                                      ----                   ----                 ----

     Cash                                          (Y)    21,509,663      (Y)     4,372,402         $     198,557
     The Procter & Gamble Company
       common stock (2004:  1,224,859
       shares, cost (Y)5.3 billion [$48.9
       million]; 2003: 1,202,778 shares, cost
       (Y)4.9 billion)                                 7,230,255,957          6,469,769,250            66,742,878
                                                  ----------------------------------------------------------------

                     Total assets                      7,251,765,620          6,474,141,652            66,941,435
                                                  ----------------------------------------------------------------


 NET ASSETS AVAILABLE FOR BENEFITS                 (Y) 7,251,765,620      (Y) 6,474,141,652          $ 66,941,435
                                                  ================================================================


See Accompanying Notes to Financial Statements.

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
EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended June 30, 2004, 2003, and 2002


                                                                           Japanese Yen                               U.S. DOLLARS
                                                       -----------------------------------------------------------   ---------------
                                                               2004              2003                   2002              2004
                                                               ----              ----                   ----              ----

ADDITIONS:
   Investment income:
     Net appreciation (depreciation) in fair value
       of investments                                  (Y)  586,250,575   (Y) (368,735,377)   (Y) 2,704,077,240      $ 5,411,711
     Dividend and interest income                            85,293,447         93,546,991          110,893,860          787,348
                                                       -----------------------------------------------------------------------------
           Total investment income (loss)                   671,544,022       (275,188,386)       2,814,971,100        6,199,059

   Contributions by Procter & Gamble Far East, Inc.
     and Max Factor K.K.                                    198,128,983        201,918,715          215,777,142        1,828,939
   J.M. Smucker Company common stock received                    -                -                  67,860,461             -
   Participant contributions                                986,031,000      1,019,631,158        1,090,969,000        9,102,105
                                                       -----------------------------------------------------------------------------
           Total additions                                1,855,704,005        946,361,487        4,189,577,703       17,130,103
                                                       -----------------------------------------------------------------------------

DEDUCTIONS:
   Distributions and withdrawals to participants         (1,075,751,362)    (3,464,339,188)      (2,394,912,508)      (9,930,318)
   Bank and administrative charges                           (2,328,675)        (2,328,165)          (2,576,700)         (21,496)
                                                       -----------------------------------------------------------------------------
           Total deductions                              (1,078,080,037)    (3,466,667,353)      (2,397,489,208)      (9,951,814)
                                                       -----------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                                    777,623,968     (2,520,305,866)       1,792,088,495        7,178,289

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                       6,474,141,652      8,994,447,518        7,202,359,023       59,763,146
                                                       -----------------------------------------------------------------------------
  End of year                                          (Y)7,251,765,620   (Y)6,474,141,652        8,994,447,518      $66,941,435
                                                       =============================================================================


See Accompanying Notes to Financial Statements.

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EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
For the Years Ended June 30, 2004, 2003, and 2002


1.  PLAN DESCRIPTION

    The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    General - Prior to April 1, 2001, the Plan included the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee's Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc., Japan Branch and Max Factor K.K. (collectively the "Companies") as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law. Effective April 1, 2001, the Employee's Shareholding Association of Max Factor K.K. was merged with the Employee's Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, to create the Employees' Shareholding Association of P&G Group. The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble Company (the "Stock"), the Companies' parent company. Although the Companies have not indicated any intent to do so, the Companies have the right under the Plan to terminate the Plan.

    Contributions - Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in the Stock.

    U.S. Taxation and ERISA - The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contributions and (b) earnings of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Participants are immediately vested in their contributions, the Companies' matching contributions and actual earnings.

    Withdrawal - Participants may withdraw the allotted shares of the Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of the Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.

    Administration - The Plan is administered by IBM Business Services (IBM) as subcontractor for employee services. Daiwa Securities SMBC Co., Ltd. serves as recordkeeper for the Plan.

    Loans - Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.


2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Stock is valued at the closing price on an established security exchange. Income from investments is recognized when earned and is allocated to each participant's account by the Plan's recordkeeper.

    Expenses of the Plan - Investment management expenses are paid by the Companies.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Risks and Uncertainties - The Plan invests in the Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.


3.  PROCTER & GAMBLE COMPANY COMMON STOCK

    On June 21, 2004, The Procter & Gamble Company (the "Company") executed a 2 for 1 stock split. The stock split has been reflected in the Plan financial statements for the year ended June 30, 2004. All prior year references to the number of shares held by the Plan have been adjusted to reflect the stock split. The Plan's recordkeeper, having received deposit of 608,595 shares of the Stock on July 1, 2004, has given effect to the additional shares of the Stock in participant accounts effective as of June 21, 2004.


4.  THE J.M. SMUCKER COMPANY COMMON STOCK

    In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding common stock received one share of Smuckers stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smuckers spin-off was allocated between the Company common stock held and the Smuckers common stock received. All grants related to common stock were made in Smuckers common stock; however, vested participants had the option of selling the Smuckers common stock and reinvesting the funds into other investment options. Participants were not permitted to purchase additional shares of Smuckers.

    During the year ended June 30, 2003, all Smuckers common stock held within the Plan was liquidated.


5.  DISTRIBUTIONS PAYABLE

    These are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2004 and 2003.


6.  U.S. DOLLAR AMOUNTS

    U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts have been, could have been or could in the future be, converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Y)108.33=US$1, the approximate current rate at June 30, 2004, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying financial statements.


7.  RECLASSIFICATION OF ACCOUNTS

    Certain amounts in the 2003 and 2002 financial statements were reclassified to conform to the current year presentation.


                                      * * *
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THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 14, 2004.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

By:  P&G GROUP EMPLOYEE'S SHAREHOLDING ASSOCIATION

By:  /s/ TAKANAO MASUTANI
     --------------------
     Takanao Masutani
     Chairman

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                                  EXHIBIT INDEX

Exhibit No.                                                        Page No.

    23                    Consent of C.L. Manabat & Co.